Exhibit 11.1

MEGA FORTUNE COMPANY LIMITED

INSIDER TRADING POLICY

This policy (the “Policy”) provides guidelines to employees, consultants, affiliates, officers and directors of Mega Fortune Company Limited (the “Company”) with respect to transactions in the Company’s securities. The object of the restrictions on engaging in transactions in the Company’s securities in this Policy is to assist in compliance with the requirements of the relevant laws by Insiders (as defined below). The board of directors of the Company appointed Luk Yuen Leung, its Chief Executive Officer, as the Company’s initial compliance officer (the “Company’s Compliance Officer”), and will appoint the Compliance Officer from time to time.

The Company’s securities are publicly traded on the Nasdaq Capital Market and the Company is subject to the U.S. Securities Exchange Act of 1934, as amended and the regulations promulgated thereunder, as well as the guidelines and directives issued by the U.S. Securities and Exchange Commission (the “SEC”; collectively, the “US Securities Laws”).

WHO IS COVERED BY THIS INSIDER TRADING POLICY

This Policy applies to all transactions in the Company’s securities, options for shares of common stock and any other securities the Company may issue from time to time, such as preferred shares, warrants and convertible debentures, as well as to derivative securities relating to the Company’s shares, whether or not issued by the Company, such as exchange-traded options. For avoidance of doubt the Policy also covers purchases of Company securities, not just sales, as well as any decisions in connection with Company equity-based incentive compensation (exercises; dispositions; etc.).

The Policy applies to all officers of the Company, all members of the Company’s board of directors, a shareholder who holds the right to appoint a director, and all employees and consultants of the Company and its subsidiaries who receive or have access to Material Non-public Information (as defined below) regarding the Company. This group of people, members of their immediate families, and members of their households are sometimes referred to in this Policy as “Insiders.” The US Securities Laws governing insider trading would also apply to any person who receives Material Non-public Information from an Insider as well as certain principal shareholders of the Company, who under certain circumstances could also be considered “Insiders” under the US Securities Laws.

Any employee or consultant can be an Insider from time to time, and would at those times be subject to this Policy (or the applicable provisions of an agreement, such as a non-disclosure agreement, in the case of a consultant) and/or the provisions of the US Securities Law which are applicable to Insiders (including certain provisions with respect to legal presumptions under the US Securities Laws which apply to Insiders).

DEFINITION OF MATERIAL NON-PUBLIC INFORMATION

Trading in securities while in the possession of inside information is generally not a basis for liability unless the information is “material”. “Material information” is defined as information, both positive and negative, for which there is a substantial likelihood that a reasonable investor would consider such information important in making his or her investment decisions, or information that likely would affect the price of a company’s securities. Information can be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information.

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While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information include:

●	The results of, favorable or not, of our plans to develop technology for both existing and new products
●	A significant financing transaction (including public or private offerings or sales of debt or equity securities) or significant borrowing
●	A significant corporate transaction, such as an acquisition, merger, sale of material Company’s assets, joint venture, tender offer or other significant transaction
●	Potential new collaborations and material developments (positive or negative) of existing collaborations
●	Earnings from commercialization
●	Major or unexpected change to cash position
●	Impending bankruptcy or financial liquidity problems
●	Gain or loss of a substantial customer or supplier
●	Obtaining or losing material contracts, license or collaboration
●	Significant disputes with major suppliers or customers
●	Changes in dividend policy
●	New product announcements of a significant nature
●	Significant product defects or modifications
●	Significant pricing changes
●	Stock splits
●	Criminal charge or government investigations
●	Significant litigation exposure due to actual or threatened litigation or investigation or major development in or the resolution of such investigation or litigation
●	Major changes in senior management
●	Major changes in accounting methods

Information is “non-public” as to security until it has been effectively communicated to the public through a press release or other appropriate news media, or appropriate public filing with the SEC, and enough time has elapsed to permit the public to absorb and evaluate the information. In many cases, this process may require the passage of several trading days after any initial disclosure. If there can be any doubt whatsoever as to whether information has been effectively communicated to the marketplace, such information should be considered non-public until such time as there is no longer any doubt that the information has been communicated to the marketplace and is no longer non-public.

If an Insider is unsure whether information is material, they should either consult the Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates or assume that the information is material.

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COMPLIANCE OFFICER

This Policy does not constitute a substitute for consultation with the Company’s legal counsel or the Compliance Officer. In the event of doubt regarding any directive and/or action to be taken in accordance with this Policy, including identifying information which should be considered non-public information and/or material information, one should take a conservative approach and immediately consult with the Compliance Officer, who will determine if s/he should seek the advice of the Company’s legal counsel, as applicable.

STATEMENT OF POLICY

General Policy

It is the policy of the Company to prohibit the unauthorized disclosure of any non-public information acquired in the workplace and the misuse of Material Non-public Information in securities trading.

Specific Policies

1. Trading on Material Non-public Information. No Insider shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Non-public Information concerning the Company and ending at the close of business on the second Trading Day following the public disclosure of that information, or at such time as such non-public information is no longer material. As used herein, the term “Trading Day” means a day on the stock exchanges in which a Transaction is taking place is open for trading.

Assuming the Nasdaq is open each day, below is an example of when a transaction can take place:

Announcement on Monday	First Day for Transaction
Before Market Opens	Wednesday
While Market is Open	Thursday
After Market Closes	Thursday

This example is applicable for any other case in this document where two Trading Days following the date of public disclosure are required prior to a transaction.

2. Tipping. No Insider shall disclose (“Tip”) Material Non-public Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Non-public Information as to trading in the Company’s securities, including comments on share price or rumors of other corporate developments that are of possible significance to the investing public, unless it is in the framework part of such person’s position with the Company (e.g., public relations) or has been specifically authorized by the Company in each instance. Even if a person is not in possession of Material Non-public Information, such person shall not recommend to any other person that they buy or sell securities of the Company (“Tipping” Material Non-public Information is always prohibited, and any such recommendation could be imputed to the Company and may be misleading if such person does not have all relevant information).

Care should be taken so that Material Non-public Information is never discussed in places where it may be overheard, such as in restaurants, elevators, restrooms, and other public places. In the event a person, contrary to the provision of this Policy, expresses opinions on the basis of Material Non-public Information as to trading in the Company’s securities or comments on the Company’s share price or rumors of other corporate developments that are of possible significance to the investing public, such person should promptly contact the Compliance Officer.

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3. Confidentiality of Non-public Information. Non-public information, whether or not material, relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. All memoranda, correspondence and other documents that reflect non-public information must be kept in a secure place, such as a locked office or a locked file cabinet, so that they cannot be seen by third persons.

4. SEC Rule l0b5-1. Notwithstanding the prohibition against insider trading, Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and Company policy permit directors, officers, employees and consultants of the Company to establish a Rule 10b5-1 compliant trading plan to enable trades in the Company’s securities.

A Rule 10b5-1 plan is a written plan for trading securities that is designed in accordance with Rule 10b5-1(c). Any person executing pre-planned transactions pursuant to a Rule 10b5-1 plan that was established in good faith at a time when that person was unaware of Material Non-public Information has an affirmative defense against accusations of insider trading, even if actual trades made pursuant to the plan are executed at a time when the individual may be aware of Material Non-public Information that would otherwise subject that person to insider trading liability. Accordingly, Rule 10b5-1 plans are especially useful for people presumed to often have inside information, such as officers and directors.

Rule 10b5-1 provides that a person’s purchase or sale is not “on the basis of” Material Non-public Information if the person making the purchase or sale demonstrates that before becoming aware of the information, the person had (1) entered into a binding contract to purchase or sell the security, (2) instructed another person to purchase or sell the security for the instructing person’s account, or (3) adopted a written plan for trading securities.

The contract, instruction, or plan described above must (1) specify the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold; (2) include a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold; or (3) not permit the person to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who, pursuant to the contract, instruction, or plan, did exercise such influence must not have been aware of the Material Non-public Information when doing so; and finally, the purchase or sale that occurred must have been pursuant to the contract, instruction, or plan, without deviation. Further, no purchases or sales may occur under the plan following its adoption until the expiration of any cooling-off period required under applicable law.

To the extent that a person has established such a plan, s/he may amend or replace his or her trading plan, instructions and contracts only during periods when trading is permitted in accordance with this Policy. In addition, persons adopting such plans should notify the Compliance Officer of the existence of such plan.

5. Exercise of Stock Options. Notwithstanding the prohibition against insider trading, Insiders shall be permitted to exercise stock options granted under the Company’s incentive stock option plans for cash or the delivery of previously owned Company stock (subject to the terms of such plans, relevant award agreements, and the determination of the Company’s Board of Directors) to the extent permissible under US Securities Laws. However, the sale of any shares issued on the exercise of Company-granted stock options and any cashless exercise of Company-granted stock options are subject to trading restrictions under this Policy.

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6. Prohibited Transactions. Insiders are prohibited from engaging in the following transactions in the Company’s securities at any time unless advance approval is obtained from the Compliance Officer:

(i) Short-term trading. Insiders who purchase Company securities may not sell any Company securities of the same class for at least six months after the purchase;

(ii) Short sales. Insiders may not sell the Company’s securities short;

(iii) Options trading. Insiders may not buy or sell puts or calls or other derivative securities on the Company’s securities;

(iv) Trading on margin or pledging. Insiders may not hold Company securities in a margin account or pledge Company securities as collateral for a loan; and

(v) Hedging. Insiders may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

POTENTIAL CRIMINAL AND CIVIL LIABILITY

AND/OR DISCIPLINARY ACTION

1. Liability for Insider Trading. Under U.S. securities law, insiders may be subject to fines of up to $5,000,000, civil penalties of up to three times the amount of the profit gained or loss avoided and/or up to twenty years in jail for each transaction in the Company’s securities at a time when they have knowledge of Material Non-public Information regarding the Company. The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $2,559,636 or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.

2. Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “Tippee”) to whom they have disclosed non-public information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the Nasdaq and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.

3. Possible Disciplinary Actions. Employees, officers, consultants and directors of the Company who violate this Policy or whose family members violate this policy shall also be subject to disciplinary action by the Company, which may among other things include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

ADDITIONAL GUIDELINES

1. Blackout Periods. To ensure compliance with this Policy, and applicable US Securities Laws, the Company requires that all directors, officers, consultants and employees having access to Material Non-public Information refrain from conducting transactions involving the purchase or sale of the Company’s securities periods in which the Company expects to make a material public relations announcement in the near future (e.g. with respect to items listed in the section above defining Material Non-public Information), so designated by the Compliance Officer as a period during which no Insider shall engage in any transaction involving Company securities (each a “Blackout Period”).

The purpose behind the Blackout Period is to help establish a diligent effort to avoid any improper transaction (or the appearance of an improper transaction).

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A person may request that the Compliance Officer consider a specific exemption as a result of extenuating personal circumstances to allow trading during the Blackout Period. The Compliance Officer will consult with legal counsel in order to evaluate the request. Should the request be granted, the Insider should nonetheless be particularly careful with respect to trading during the Blackout Period, because the Insider may, at such time, have access to (or later be deemed to have had access to) Material Non-public Information.

It should be noted that at any time, even if not during a Blackout Period, any person possessing Material Non-public Information concerning the Company should not engage in any transaction in the Company’s securities until such information has been known publicly for at least two Trading Days. Although the Company may from time to time recommend during a certain period of time, even if not during the Blackout Period, that directors, officers, selected employees and others suspend trading because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the Securities Laws and the prohibitions against insider trading. Trading in the Company’s securities at a time other than during the Blackout Period should not be considered a “safe harbor,” and all employees, directors, officers and other persons should use good judgment at all times.

For the avoidance of doubts and misunderstanding, all Insiders must receive prior approval for any transaction in Company securities from the Compliance Officer. Such preapproval shall be documented in writing.

The individual will notify the Compliance Officer in writing, prior to the proposed trade(s), of the proposed trade(s), and that he or she is not aware of Material Non-public Information regarding the Company.

Upon the written approval of the Compliance Officer, the Insider may execute the trade set forth in such notice. Once the approval has expired for reasons and circumstances detailed in this policy, a new notice and certification pursuant to this section must be given in order for the Insider to trade in Company securities.

The existence of the foregoing approval procedures does not in any way obligate the Compliance Officer (or, in the case of any trade by the Compliance Officer, the Chief Executive Officer or the Chief Financial Officer of the Company) to approve any trades requested by Insiders, hardship or extenuating circumstances applicants or the Compliance Officer.

2. Individual Responsibility. Every officer, director and employee has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has recommended a trading window to that Insider or any other Insiders of the Company. The guidelines set forth in this Policy are guidelines only, and appropriate judgment should be exercised in connection with any trade in the Company’s securities.

An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Non-public Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

APPLICABILITY OF POLICY TO INSIDE INFORMATION

REGARDING OTHER COMPANIES

This Policy and the guidelines described herein also apply to Material Non-public Information relating to other companies, including the Company’s customers, vendors or suppliers (each a “Business Partner”), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding such Business Partners. All employees should treat Material Non-public Information about Business Partners with the same care required with respect to information related directly to the Company.

Upon receiving a copy of the Mega Fortune Company Limited Insider Trading Policy or any revised version thereof, each member of the Board of Directors, officer or employee designated under the Policy as an “Insider” must sign and return to the Office of the Chief Financial Officer receipt and acknowledgement in a form of Attachment A below.

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Attachment A

Receipt and Acknowledgment

I, _______________________________________, hereby acknowledge that I have received and read a copy of Mega Fortune Company Limited, Insider Trading Policy and agree to comply with its terms. I understand that violation of insider trading or tipping laws or regulations may subject me to severe civil and/or criminal penalties, and that violation of the terms of the above-titled policy may subject me to discipline by the Company up to and including termination for cause.

Signature	Date

(Print Name)

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